WOODSIDE

RECEIVED

2005 OCT 24 P 1:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

05011984

6 October 2005

BEST AVAILABLE COPY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North American Investor Briefing by Don Voelte, lodged with the Australian Stock Exchanged on 27 September 2005;
- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 27 September 2005;
- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 4 October 2005;
- Fourth LNG processing train resumes production, lodged with the Australian Stock Exchanged on 5 October 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED

OCT 2 5 2005

THOMSON
FINANCIAL

Sc

Rebecca Sims
Compliance Officer

dw 10/24

82-2280

WOODSIDE

Woodside Petroleum Ltd.

North American Investor Briefings
September 2005

"Investing in Growth"

Don Voelte
Chief Executive Officer

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

References to dollars, cents or $ in this presentation are to Australian curren[illegible]nless otherwise stated.

References to "Woodside" may be references to Woodsid[illegible]td or its applicable subsidiaries.

Woodside Overview



- Australia's largest listed pure E&P company by market cap
- Market capitalisation ~US$17 billion (A$22 billion ASX code: WPL)
- Operator of Australia's largest resource project (NWS Venture)
- Key areas: Australia, Africa, USA
- Operated production ~211 MMboe CY 2004

  WPL net production ~56.2 MMboe CY 2004
- Strong cashflow underpinned by long-term contracts

WOODSIDE

Delivering value to Shareholders

Total Shareholder Return[1]	%
1yr	79
5yr	24
10yr	22

1: TSR = % increase in share price growth over the period assuming dividends are fully reinvested in the company



1yr TSR Return (%)
90
75
60
45
30
15
0
WOODSIDE
UNOCAL
TALISMAN
SANTOS
MARATHON
APACHE
ANADARKO
PETRO-CANAL
CNO
PIONEE

Source: Bloomberg/Woodside as at 25 July

Production Projection (as at 17 Aug 2005)


MMboe
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009
2010
2011
Existing Business
NWSV T1-4
WCLH Oil
Laminaria-Corallina
Legendre
Ohanet
Mutineer-Exeter
Committed Projects
Otway
Enfield
Chinguetti
Neptune & Midway
Train 5
Production Opportunities
Stybarrow, Vincent, Tiof, Jahal, Pluto, Kipper, Egret and NWSV Western Flank Oil
Risked Exploration

WCLH: Wanaea, Cossack, Lambert and Hermes Fields

Note: Gryphon production not shown. Ohanet production in 2005-2011 derived using a flat oil price of US$24/bbl

WOODSIDE

Committed Project Status

Project	Design Work	Investment Decision	First Production	Status
Mutineer-Exeter	✓	✓	✓	Production started March 2005
Midway (GoM)	✓	✓	Q4 2005	Production test March 2005
Chinguetti (Mauritania)	✓	✓	Q1 2006	Project 88% complete
Otway	✓	✓	Mid-2006	Jacket load-out mid Sep 2005
GWA Low Pressure Train[1]	✓	✓	2H 2006	Auxiliary equipment room completed
[redacted]	✓	✓	Q4 2006	Commenced topsides installation
Perseus 1B[1]	✓	✓	1H 2006	Rig mobilisation work commenced NRA
Perseus Over GWA	✓	✓	1H 2007	1st topside tie-ins successfully completed
Neptune (GoM)	✓	✓	Late 2007	Bids for deck and hull fabrication awarded
LNG Train 5	✓	✓	Q4 2008	Earthworks contract awarded

Projects located in Australia unless otherwise noted

1. Volumes already accounted for in NWSV Production Projection

Gryphon developments not shown

Blue = Changes since February 200_

Chinguetti Oil


Mooring Lines & Anchors
(Notional Configuration Only)
Gas Injection Well
Chinguetti Field



Topside installation on 'Berge Helene' FPSO

- On schedule for start-up Feb 2006
- Drilling and well completion work finished
- Overall project 88% complete
- Gross project costs ~US$705 million plus US$45 million for contingencies


Salt Structure
Oil Discovery
Gas Discovery
Prospect
3D seismic area
Tevet
Banda
PSCB

WOODSIDE

Otway Gas

- Overall project on schedule & budget for start-up mid-2006
- Onshore gas plant civil works well advanced. Shore crossing casing and pipe installation completed
- Load out starts for
  - jacket mid Sep 2005
  - deck late Oct 2005
- Drill rig due early Nov 2005 for jacket and topsides installation
- Pipelay vessel due late Oct 2005



Onshore gas plant at Port Campbell, Victoria



Production platform on schedule for load out

Enfield Oil

- On schedule, on budget for Q4 2006 start-up
- Subsea infrastructure testing completed Jan 2005
- Development drilling started Mar 2005
- Currently batch drilling and completing horizontal reservoir sections
- Next phase – install subsea equipment



FPSO hull 'Nganhurra' launched Apr 2005.
-delivery due mid-2006



Topside process modules on schedule

WOODSIDE

Production Opportunity Pipeline

Project	Design Work	Investment Decision	First Production	Status
Angel	✓	Q4-2005	Q4-2008	Design work started
Stybarrow	Preliminary	Pending	2008	Environmental Impact Statement approved
Vincent	Preliminary	2006	2008	Environmental impact studies started
Kipper	1H 2006	Reviewing	2009	MOU signed for field development
Tiof (Mauritania)	Reviewing	Reviewing	Reviewing	Appraisal studies continuing
Pluto	Preliminary	2007	2010 - 2012	Reserved land on Burrup Peninsula
Browse	Preliminary	2008 - 2010	2011 - 2014	Site evaluation, 2H 2005 appraisal
Jahal	Reviewing	Reviewing	Reviewing	Negotiating PSC terms and access
Sunrise	Stalled	Stalled	Stalled	Subject to regulatory, legal and fiscal certainty

Blue = Changes since February 2005

Projects located in Australia unless otherwise noted
MOU = Memorandum of Understanding

WOODSIDE

Woodside oil – production projection





MMboe
40
20
0
Projection as at 17 Aug 2005
2005
2006
2007

Chart depicts estimated oil production from Wanaea-Cossack-Lambert-Hermes, Laminaria-Corallina, Legendre, Mutineer-Exeter, Chinguetti, Enfield and Neptune

WOODSIDE

Woodside LNG – processing capacity


Woodside equity share of LNG processing capacity
(million tonnes per annum)
Potential
Actual
Includes Train 5
2.7 mtpa
Pending legal regulatory & fiscal certainty
NWSV
Pluto
Browse
Sunrise

Woodside's equity share of processing capacity from Pluto is potentially more than double its equity share from the NWSV

NWSV – Phase V LNG Expansion

- A$2 billion capex approved June 2005
- Construction began August 2005
- Lifts total LNG capacity to 15.9mtpa


LNG Train 5 site

- 4.2mtpa LNG Train 5, acid-gas removal, fractionation unit, jetty spur, second loading berth, power gen, support facilities
- Expect
  - commissioning by mid-2008
  - first LNG shipment Q4 2008

Pluto LNG


Pluto
North West Shelf Permits
Woodside Permits
0
50
kilometres

90km off Western Australian
st

south west of Goodwyn

ned gas to feed 100%
d operated LNG plant

0-2012 market
al investment
mid 2007

Dri

- Pluto wed 46.5mmscfg/day
- Pluto-2, 8.5 km south of Pluto-1
- Pluto-3 before end 2005
- Further drilling in 2006

WOODSIDE

BEST AVAILABLE COPY

Browse LNG



Indian Ocean
Torosa 3D
WA-30-R
R2
WA-29-R
Snarf 3D
TR/5
WA-32-R
Brecknock
Brecknock-3
Brecknock-2
Brecknock-1
Calliance-1
Brecknock South
Brecknock South-1
WA-31-R
WA-275-P
WA-28-R
0
50
kilometres

Activity increases

- **D[illegible]ogram**
  - Brecknock-2 appraisal
  - Calliance-1 appraisal
  - Brecknock-3 appraisal
- **Seismic data**
  - Torosa 3D seismic (~700 km^2)
  - Snarf 3D seismic (~670 km^2)

North America – West Coast LNG

- Significant opportunities for LNG re-gasification
- USA LNG demand forecast to grow > 800% over next 20 years
- Woodside actively pursuing LNG receiving terminal options



Tcf
Forecast US LNG Imports
7
6
5
4
3
2
1
0
2002
2005
2008
2011
2014
2017
2020
2023
Source: EIA



Santa Barbara
Clearwater Port, California
Crystal Energy (0.8 Bcf/d)
California
Los Angeles
Long Beach, California
Sound Energy (0.7 Bcf/d)
Cabrillo Port, California
BHBP (0.88 Bcf/d)
San Diego
Arizona
Baja, Mexico
Ensenada, Energia Costa Azul
Shell / Sempra (1.0 Bcf/d)
Ensenada
Mexico
Pacific Ocean
Sonora, Mexico
Sonora Pacific (1.3 Bcf/d)

Proposed and Announced LNG Terminals in North American West Coast and Mexico

2005 Exploration Plan

Totals	2005 Actual	2005 Planned
Exploration Wells	15	27

Africa	2005 Actual	2005 Planned
Exploration Wells	3	7

Australia	2005 Actual	2005 Planned
Exploration Wells	7	11

Go	2005 Actual	2005 Planned
F…s	1	4
…n Wells	4	5



Expected Exploration Spend ~ A$ 345M*



West Africa
16%
North Africa
22%

*Includes Gryphon Exploration Spend

WOODSIDE

2005 Drilling

Well Name	Location	Target	Result	% Equity
Hurricane-1	Carnarvon	Oil	76m gross gas	34
Plymouth-1	Carnarvon	Oil	dry hole	8.2
Falcone-1	Exmouth	Oil	non-commercial	60
Blackwatch (DW1)	Otway	Gas	21m gross gas	62.5
Halladale-1 (DW2)	Otway	Gas	59m gross gas	62.5
Pluto-1	Carnarvon	Gas	209m gross gas	100
Petalonia N-1	Bonaparte	Oil	dry hole	66.7
Sotto-1	Mauritania	Oil	dry hole	53.8
Egmont-1	GoM Deepwater	Oil & gas	rig repairs	30
Espadon-1 / 1A	Mauritania	Oil	dry hole	53.8
Tevét-2 (Tevét Deep)	Mauritania	Oil	drilling	53.8
Cabernet-1 (Gryphon)	GoM Shelf	Gas	drilling	33.33
BS-41 B-6 (Gryphon)	GoM Shelf	Gas	drilling	25
Undefeated-1 (Gryphon)	GoM Shelf	Gas	drilling	50
Seven Sisters-A2 (Gryphon)	GoM Shelf	Gas	drilling	37.5
Taj-1	Carnarvon	Oil	-	45.9
Wesson-1	GoM Shelf	Gas	-	40
Topaz-1	GoM Shelf	Gas	-	25
Thylacine South-1	Otway	Gas	-	51.55
1 Well	Libya	Oil	-	TBA
1 - 2 Wells	GoM	Oil & gas	-	TBA
Up to 3 Wells	Mauritania	Oil & gas	-	TBA
1 - 2 Wells	Carnarvon	Oil	-	TBA

Exploration – Mauritania



Salt Structure
Oil Discovery
Gas Discovery
Prospect
3D seismic area
Block 7
7
Pelican
PSC C6
6
Tiof
5
Espadon
Tevét-2
Tevét
4
Banda
PSCB
Labeidna
3
Colin
PSCA
Sotto
2
PSC C2
Km

Current exploration drill program

- Up to 6 exploration wells

– Sotto-1	PSC A	Unsuccessful
– Espadon-1	PSC B	Unsuccessful
– Tevét-2	PSC B	Appraisal-expl'
– Labeidna-1	PSC B	Oil target
– Colin-1*	PSC A	Oil/Gas target
– TBA	PSC C6	Oil/Gas target

* Colin-1 maybe re-scheduled into 2006 and replaced by an alternative prospect in 2005

Exploration – Libya

- Drilling in onshore Sirte Basin due to start late 2005
- Acquiring about 7000 km 2D and 1350 km^2 3D in offshore EPSA 4 blocks, starting Q4 2005



Mediterranean Sea
Block 35
Block 36
Tunisia
Tripoli
Block 53
Benghazi
Tobruk
Block 52
NC205
NC206
NC208
NC209
Libya
Algeria
NC210
NC207
0
500
kilometres

Exploration – Kenya



SOMALIA
KENYA
L-5
L-7
L-11
TANZANIA

- Increased interest to 50% (L-5 and L-7) Relinquished 25% of permits Q4 2004
- Phased commitment to one well, with exit options
- Completed acquisition of additional 3565 km 2D seismic Q1 2005
- Plan exploration well in Q2 - Q3 2006



W
Chui
Pomboo
E
5km



W
Tandala
E
5km



Tandala
Chui
Pomboo
N

Gulf of Mexico – Gryphon acquisition



Atlantic Ocean
Pacific Ocean
94°00'W
92°00'W
90°00'W
88°00'W
29°00'N
27°00'N
Mississippi
Louisiana
Houston
New Orleans
WC 43
WC 49
SA 3
WC 116
HI 84 / 85 / 119
VR 16 / 17
HI 52
GA 191 / 210
GA 298
EI 76
BS 41
BS 41 B-6
Cabernet-1
Midway
Undefeated-1
HI A-276
Seven Sisters-A2
WC 489
Egmont-1
SS 301
MI 806-S
MI 721-L
MI 839-S
HI A-341
MU 804
WC 545 / 546 / 567
Topaz-1
Neptune
Wesson-1
0 50 100 150 200 250km
Gulf of Mexico
Woodside Permits
Gryphon Permits
Development fields
On-stream Fields
Exploration Wells

Effective 31Aug 2005

~300,000 net acres

~30 MMscfge/day net production (15 fields)

6 fields to be developed

Proved reserves: 72.5 Bcfge*

Proved & Probable: 114 Bcfge*

* Ryder Scott reserves 30 Jun'05

- Est'd net production ~ 4 Bcfge (0.7 MMbc ... 0 ... 4.4 MMboe) 2006
- Exploration portfolio of 15 drillable prospe ... pl ... 65 prospects
- Typical potential target size around 28 Bcf ... per prospe ... s unrisked)
- 7 to 9 exploration wells possible before end 2005

WOODSIDE

2005 Outlook

Deliver top quartile Total Shareholder Return ... Australia and ... international focus a...

- Deliver upgraded 2005 production target of at least 58MMboe
- Progress Chinguetti, Otway, Enfield to meet individual schedules for start-up in 2006. Projects are on track and, in aggregate, on budget
- Achieve Final Investment Decisions (FID) for 5 - 7 opportunities
  NWSV Phase V, Perseus 1B, GoM Neptune and Midway have achieved FID; plan to also FID Angel and Stybarrow in 2H 2005
- Pursue Asian and North American LNG customers
- Increase activity in Africa and Gulf of Mexico
  Geological and geophysical studies continue. Drilling in Mauritania, Libya and the GoM. Integrate Gryphon acquisition of Aug 2005 into Woodside Energy USA Inc.
- Provide increased annual production through economic investments

WOODSIDE

82-2280

ASX ANNOUNCEMENT

(ASX: WPL)

TUESDAY, 27 SEPTEMBER 2005
10:20AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
FELICITY NUTTALL
W: + 61 8 9348 5064
M: + 61 417 975 770
E: felicity.nuttall@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 20 September 2005.

PSC Area B: Tevét-2 Combined Appraisal and Exploration Well

The '*Stena Tay*' rig drilled the Tevét-2 well to a depth of 2,785 metres. Wireline logs, including fluid sampling and downhole pressure measurements, were acquired over the Miocene appraisal objective, where oil and gas was discovered in the Tevét-1 well. A preliminary evaluation of these data and data acquired while drilling has established that the well intersected a gross gas interval of approximately 1.5 metres above a gross oil interval of approximately 37 metres.

Whilst the hydrocarbon sands are of a similar thickness to those discovered in the Tevét-1 well, the amount of reservoir sand is less than expected. Further studies will be required to determine the significance of the Tevét-2 result.

At midnight on 26 September 2005, preparations were underway to drill to the next casing point. The well will then target a deeper exploration prospect. The planned total depth of the well is approximately 3,965 metres.

Chinguetti Development Wells

The '*West Navigator*' drillship continues to perform completion work on Chinguetti Development wells. Woodside does not plan to issue regular announcements regarding operations on Chinguetti development wells but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%



Location Map
MAURITANIA PSC BLOCK 7
Pelican-1
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Pouna-1
Tiof
Espadon-1A
Merou-1
Tevét-2
Chinguetti Joint Venture
Courbine-1
Banda
1&2
Tevét
Chinguetti Field
Capitaine-1A
Labeidna
Chinguetti Exploitation Perimeter
Sotto-1 ST1
Colin
MAURITANIA PSC AREA A
Dorade-1
MAURITANIA PSC AREA C2
Nouakchott
Mauritania
N
S
E
W
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 4 OCTOBER 2005
10:00AM (WST)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
FELICITY NUTALL
W: + 61 8 9348 5064
M: + 61 417 975 770
E: felicity.nutall@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 27 September 2005.

PSC Area B: Tevét-2 Combined Appraisal and Exploration Well

The '*Stena Tay*' rig drilled the Tevét-2 well to a depth of 3,043 metres. Casing was set and drilling continued towards a planned total depth of approximately 3,965 metres. At midnight on 3 October 2005, the well was at a depth of 3,692 metres.

Chinguetti Development Wells

The *'West Navigator'* drillship successfully finished drilling, well completion and flow-testing the Chinguetti development wells. The drillship was released from Mauritania at the end of the contract period, on 29 September 2005.

Chinguetti FPSO 'Berge Helene'

The refurbishment of the Chinguetti FPSO, the 'Berge Helene', was completed on 28 September 2005 at the Keppel Shipyard in Singapore. The vessel is currently anchored in deep water off Singapore where commissioning activities will be undertaken before commencing the voyage to Mauritania.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


MAURITANIA PSC BLOCK 7
Location Map
Pelican-1
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Poune-1
Nouakchott
Tevét-2
Espadon-1A
Tiof
Merou-1
Courbine-1
Banda
1&2
Chinguetti
Joint Venture
Chinguetti
Field
Tevét
Capitaine-1A
Labeidna
Chinguetti
Exploitation
Perimeter
Sotto-1 ST1
Mauritania
Colin
MAURITANIA PSC AREA A
Dorade-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 5 OCTOBER 2005
1:50PM (WST)

WOODSIDE

MEDIA
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 8 417 984 923
E: kirsten.stoney@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FOURTH LNG PROCESSING TRAIN RESUMES PRODUCTION

Woodside Energy Ltd, operator of the North West Shelf Venture, advises that the fourth liquefied natural gas (LNG) processing train at the Karratha gas plant in Western Australia has resumed production.

The re-start of LNG4, which was shutdown on 28 August 2005, follows the successful completion of repairs to the processing unit's mixed refrigerant compressor.

The compressor repairs were completed within the 38-day shutdown schedule.

WOODSIDE

14 October 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 11 October 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 11 OCTOBER 2005
10:00AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 4 October 2005.

PSC Area B: Tevét-2 and Tevét-2 ST1 Combined Appraisal and Exploration Well

The '*Stena Tay*' rig drilled the Tevét-2 well to a depth of 3,741 metres. Due to operational difficulties, it was necessary to sidetrack the well and at midnight on 10 October 2005, preparations were underway to drill the Tevét-2 ST1 sidetrack to the next casing point. Drilling will then proceed to a planned total depth of approximately 3,965 metres.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


18°W
17°W
16°W
Location Map
MAURITANIA PSC BLOCK 7
Pelican-1
19°N
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Poune-1
Nouakchott
Tevét-2
Espadon-1A
Tiof
18°N
Merou-1
Courbine-1
Banda
Chinguetti
Joint Venture
1&2
Tevét
Chinguetti
Field
Capitaine-1A
Labeidna
Chinguetti
Exploitation
Perimeter
Sotto-1 ST1
Mauritania
Colin
MAURITANIA PSC AREA A
17°N
Dorade-1
N
W
E
S
MAURITANIA PSC AREA C2
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE